DUKE ENERGY CAROLINAS, LLC

Exhibit No. 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines (a).

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(b)	$890	$980	$910	$783	$1,121
Fixed charges	502	1,159	1,433	1,620	1,550
Distributed income of equity investees	215	473	140	263	369
Deduct:
Preference security dividend requirements of consolidated subsidiaries	7	27	31	139	170
Interest capitalized(c)	18	23	18	58	193

Total earnings (as defined for the Fixed Charges calculation)	$1,582	$2,562	$2,434	$2,469	$2,677

Fixed charges:
Interest on debt, including capitalized portions	$481	$1,096	$1,365	$1,441	$1,340
Estimate of interest within rental expense	14	36	37	40	40
Preference security dividend requirements of consolidated subsidiaries	7	27	31	139	170

Total fixed charges	$502	$1,159	$1,433	$1,620	$1,550

Ratio of earnings to fixed charges	3.2	2.2	1.7	1.5	1.7

(a)	Certain prior year amounts above have been adjusted for businesses reclassified to discontinued operations during 2006 as a result of Duke Energy Carolinas’ transfer of all its membership interests in Spectra Energy Capital to Duke Energy on April 3, 2006.
(b)	Excludes minority interest expenses and income or loss from equity investees.
(c)	Excludes equity costs related to AFUDC that are included in Other Income and Expenses in the Consolidated Statements of Operations.